Filed by DSET Corporation
                       Filed Pursuant to Rules 165 and 425 promulgated under the
                            Securities Act of 1933, as amended, and deemed filed
                                   Pursuant to Rule 14a-12 promulgated under the
                                     Securities Exchange Act of 1934, as amended

                                                   Subject Company: ISPsoft Inc.



[GRAPHIC OMITTED]                                                PRESS RELEASE
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                 DSET Corporation Announces Reverse Stock Split


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Bridgewater, NJ - August 14, 2001 - (Nasdaq: DSET) - DSET Corporation today announced the approval of a reverse stock split effective at the close of business on August 21, 2001, pursuant to which one new share of common stock of the company will be issued in exchange for every four outstanding shares of common stock.

The DSET board of directors approved the reverse split under New Jersey law, reducing the company's authorized common stock four-fold from 40 million to 10 million shares.

The company's common stock is expected to begin trading at the post-split price on August 22, 2001. For 20 trading days, beginning on August 22, DSET will trade on the Nasdaq National Market under the symbol DSETD, with the "D" added to indicate that a reverse split has taken place. After the reverse split, DSET will have approximately 2.9 million shares of common stock outstanding.

DSET had received a notice on July 9, 2001 from Nasdaq indicating that it faced the possibility of delisting from the National Market System (NMS) because the company's common stock had not maintained a minimum bid price of $1.00 over the preceding 30 consecutive trading days. There are various other listing requirements that the company is in compliance with, such as net tangible worth, number of market makers, trading volume, and market value of shares.

If the company's common stock trades at more than $1.00 for 10 consecutive days before October 8, 2001, the company may be considered in compliance with the listing requirements. The company has until October 8 to regain compliance or the delisting would become effective. At that time, the company would have an additional seven days to appeal the decision.

Commenting on the reverse split, William P. McHale, Jr., DSET's president, chief executive officer, and chairman of the board stated, "The board of directors believes that the reverse stock split will increase the market price per share of our common stock to well above the minimum bid price of $1.00, thus resolving the delisting issue.

"As our investors know, we have taken a series of steps over the past eight months to re-size and redirect the focus of our company. These efforts have been particularly difficult


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because we were in the midst of withdrawing  from certain  product lines -- i.e.
application   development   tools  and  local   number   portability   --  while
simultaneously expanding our line of electronic-bonding gateways, which were designed for 250-300 competitive service providers in the U.S.

"The sale of gateways in the U.S. to competitive service providers continues to be difficult. We are, however, upbeat about the prospects of our offering provisioning software that will allow any service provider, enterprises or communication companies, to activate new services over IP networks. We believe that this market is truly in its early stages and there is no dominant competitor. This software can help enterprise customers save money, and service providers such as an RBOC can save money and generate new revenue by offering new services to their customers. We believe that this software is the nucleus of our company going forward and we will continue to invest in this area.

"There are many industry projections about the future of the high-tech and telecom sectors indicating that it may take until 2002 or 2003 for a turnaround. We are in the race for the long haul and will continue to do whatever is necessary to rebuild the company so that we can provide a return on investment to our shareholders.

"Reducing the size of our staff, implementing a shareholder rights plan, resolving delisting issues or merging with another company are all examples of doing whatever is necessary to provide an acceptable return to our shareholders."

ABOUT DSET

DSET is a leading supplier of software known as electronic-bonding gateways that enable competitive service providers in the telecommunications industry to implement an automated Trading Partner Network (TPN). A TPN plays a critical role in lowering the cost of acquiring customers, reducing the amount of time required to provision new phone services for customers, and minimizing the time required to resolve service outages to ensure higher customer satisfaction and less customer churn. DSET provides the installation, training, interoperability-testing, and maintenance services needed to put TPNs into production and maintain efficient operation. DSET is headquartered in Bridgewater, New Jersey, and the company's Web site can be viewed at www.dset.com.

Statements regarding financial matters contained in this press release, other than historical facts, are forward-looking. Since all statements about DSET's plans, estimates, and expectations are based on current projections that involve risks and uncertainties, and are subject to change at any time, the company's actual results may differ materially from expected results. Investors should consider these risks and uncertainties, which are discussed in documents filed by DSET with the Securities and Exchange Commission. These documents identify important factors that could cause the actual results to differ materially from those contained in the projections or forward-looking statements. DSET expressly disclaims any obligation to update any forward-looking statements.

                                      x x x

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DSET Contacts:

FINANCIAL: Bruce Crowell, Chief Financial Officer, 908-526-7500 Ext. 1775,
           e-mail: bcrowell@dset.com

MEDIA RELATIONS: Dean Maskevich, Marketing Communications, 908-526-7500
                 Ext. 1366, e-mail: dmaskevi@dset.com

INVESTOR RELATIONSs: John P. Murphy, Westfield Investor Relations, 908-233-1558,
                     e-mail: westfieldir@worldnet.att.net


DSET and the DSET logo are registered trademarks of DSET Corporation.

All other trademarks are the property of their respective owners.

Caution Required by SEC Rules
-----------------------------

Investors and security holders are urged to read DSET's proxy statement/prospectus regarding the proposed combination because it will contain important information about the transaction. The proxy statement/prospectus has been filed with the SEC by DSET. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by DSET with the SEC at the SEC's Web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from DSET. DSET and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of DSET with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in DSET's proxy statement of its 2001 annual meeting of stockholders dated May 17, 2001. The document is available free of charge at the SEC's Web site at www.sec.gov and from DSET.



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